Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 31, 2024

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Enlivex Therapeutics Ltd. (the “Company”), to be held on Thursday, October 31, 2024, at 7:00 p.m. (Israel time), at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618, for the following purposes:

1.      To elect the following persons to the Company’s Board of Directors, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Dr. Roger Pomerantz, Dr. Abraham Havron, Dr. Gili Hart, Dr. Brian Schwartz and Andrew Singer;

2.      To approve the extension of the term of certain options awarded during 2015 through 2019 (inclusive) and outstanding as of the date hereof to (A) certain of the Company’s currently serving directors (namely, Mr. Shai Novik, Dr. Abraham (Avri) Havron and Dr. Gili Hart) and (B) Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, such that the exercise period of such options to purchase an aggregate 547,899 ordinary shares of the Company shall expire on December 31, 2033;

3.      To approve the grant of restricted share units (which will vest over a period of four years), as partial payment of the annual bonus for the year ended December 31, 2023, instead of a cash payment, to (A) the Company’s Executive Chairman, and (B) the Company’s Chief Executive Officer;

4.      To approve certain amendments to the agreement governing the provision of services by the Company’s Executive Chairman, effective as of and for the year ending December 31, 2024;

5.      To approve and adopt an amended and restated Compensation Policy for executive officers and directors; and

6.      To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

In addition, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

Our Board of Directors recommends that you vote “FOR” each of the foregoing proposals, which are described in the attached proxy statement.

Shareholders of record at the close of business on September 16, 2024 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person, but only shareholders as of the Record Date are entitled to vote at the Meeting. The proxy statement and the enclosed proxy card will first be mailed to our shareholders of record on or about September 18, 2024. On or about September 18, 2024, the Company will begin mailing to our beneficial owners (not including holders of shares through a member of the TASE) a Notice of Internet Availability of Proxy Materials (the “Notice”) and will post our proxy materials on the website referenced in the Notice.

Whether or not you plan to attend the Meeting, you are urged to vote your shares: (1) by telephone, (2) through the Internet or (3), if you received printed copies of the proxy materials, by promptly completing, dating and signing the enclosed proxy card and mailing it in the enclosed envelope, which requires no postage if mailed in the United States, unless you hold shares through a member of the TASE, in which case you must vote in accordance with the procedures of the TASE described below. For specific instructions on how to vote your shares, please refer to the instructions on the Notice, in the section titled “How You Can Vote” of the proxy statement, on the proxy card or those provided by your broker, bank, trustee or nominee, as applicable.

A mailed proxy must be received by our transfer agent or at our registered office in Israel no later than 7:00 p.m. (Israel time) on October 28, 2024, to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke your proxy or to vote your shares in person at the Meeting.

If you hold shares through a member of the TASE, you may vote your shares (i) in person at the Meeting, by presenting a certificate signed by a member of the TASE that complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000 (an “Ownership Certificate”), confirming ownership of the shares on the Record Date. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account, (ii) by proxy, by delivering a duly executed proxy card together with a valid Ownership Certificate as of the Record Date, to the Company office’s at 14 Einstein Street, Ness Ziona, Israel 7403618, Attention: Chief Financial Officer, no later than 7:00 p.m. (Israel time) on October 28, 2024, or (iii) electronically via the electronic voting system of the Israel Securities Authority (the “ISA”), after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on October 31, 2024). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), is September 18, 2024.

The presence (in person, by proxy or via the ISA’s electronic voting system) of any two or more shareholders holding, in the aggregate, at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time, and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person or by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person, by proxy or via the ISA’s electronic voting system, and voting on such proposal (excluding abstentions). In addition, the approval of Proposals 2B, 3B and 5 are also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system and voting on the matter at the Meeting (excluding abstentions), vote in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Shareholders may review the full version of the proposed resolutions in the accompanying proxy statement as well as the accompanying proxy card, at www.proxyvote.com as described in the Notice, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il and at the “Investor Relations” portion of our website, which can be found at www.enlivex.com, and also at the Company’s offices, upon prior notice and during regular working hours (14 Einstein Street, Ness Ziona, Israel 7403618; Tel: +972-8-6380301 (phone)), until the date of the Meeting. The information contained on, or accessible through, the foregoing websites is not incorporated by reference in, and does not form a part of, this notice or the accompanying proxy statement.

By Order of the Board of Directors,
/s/ Shai Novik
Shai Novik Executive Chairman of the Board of Directors

September 11, 2024

ENLIVEX THERAPEUTICS LTD.
14 Einstein Street,
Ness Ziona 7403618
Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 31, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enlivex Therapeutics Ltd. (“we,” “us,” “our” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, October 31, 2024, at 7:00 p.m. (Israel time) at the offices of the Company at 14 Einstein Street, Ness Ziona, Israel 7403618.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on September 16, 2024 (the “Record Date”). Subject to the terms described herein, you are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. See below “How You Can Vote.”

Purpose of the Annual General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following: (1) the election of the following persons to the Company’s Board of Directors, each to serve until the Company’s next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Dr. Roger Pomerantz, Dr. Abraham Havron, Dr. Gili Hart, Dr. Brian Schwartz and Andrew Singer; (2) the approval of the extension of the term of certain options awarded during 2015 through 2019 (inclusive) and outstanding as of the date hereof to (A) certain of the Company’s currently serving directors (namely, Mr. Shai Novik, Dr. Abraham (Avri) Havron and Dr. Gili Hart) and (B) Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, such that the exercise period of such options to purchase an aggregate 547,899 ordinary shares of the Company shall expire on December 31, 2033; (3) the approval of the grant of restricted share units (“RSUs”) (which will vest over a period of four years), as partial payment of the annual bonus for the year ended December 31, 2023, instead of a cash payment, to (A) the Company’s Executive Chairman, and (B) the Company’s Chief Executive Officer; (4) the approval of certain amendments to the agreement governing the provision of services by the Company’s Executive Chairman, effective as of and for the year ending December 31, 2024; (5) the approval and adoption of an amended and restated Compensation Policy for executive officers and directors; and (6) the approval of the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services. In addition, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of the above proposals.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Quorum and Adjournment

The presence (in person, by proxy or via the electronic voting system of the Israel Securities Authority (“ISA”)) of any two or more shareholders holding, in the aggregate, at least at least twenty-five percent (25%) of the voting rights of the Company constitutes a quorum for purposes of the Meeting. If such quorum is not present within an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, to the same day, time and place, without it being necessary to notify our shareholders. At such an adjourned meeting, the presence of any two shareholders (in person, by proxy or via the ISA’s electronic voting system) (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum, but they will not have an effect on the outcome of any proposal. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters. Other than Proposal 6, all proposals described in this Proxy Statement are non-routine matters; therefore, it is important that you vote your shares, either by proxy or in person at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

How You Can Vote

•        Shareholders of Record and Beneficial Owners of Shares Traded on Nasdaq

•        Voting in person.    If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee, as the case may be, authorizing you to do so. If you vote by telephone or Internet, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

•        Voting by mailing your proxy.    If you have received printed copies of the proxy materials, you may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank, trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel by no later than 7:00 p.m. Israel time, on October 28, 2024, to be validly included in the tally of ordinary shares voted at the Meeting. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our Board of Directors.

•        Voting by telephone or internet.    If your shares are held in an account at a brokerage firm or bank or registered directly in your name with our transfer agent, you may vote those shares by accessing the Internet website address specified in the Notice of Internet Availability of Proxy Materials, the instructions provided by your broker, bank, trustee or nominee or on your proxy, instead of completing and signing the proxy itself. If your shares are held in an account at a brokerage firm or bank, you may also call the telephone number specified in the instructions provided by your broker, bank, trustee or nominee. Submitting a telephonic or Internet proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The accompanying proxy card provides instructions on how to vote via telephone and the Internet.

•        Beneficial Owners of Shares Traded on TASE.    Shareholders who hold shares through members of the TASE may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE, whether voting in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. An Ownership Certificate may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the ISA up to six hours before the time fixed for the Meeting (i.e., by no later than 1:00 p.m. Israel time, on October 31, 2024). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Vote Required for Approval of the Proposals

Each outstanding ordinary share held by a shareholder is entitled to one vote.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person, by proxy or via the ISA’s electronic voting system, and voting on such proposal (excluding abstentions).

In addition, the approval of Proposals 2B, 3B and 5 are also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Israeli Companies Law, 1999 (the “Companies Law”)) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Under the Companies Law, each shareholder voting on Proposals 2B, 3B and 5, is required to inform us prior to voting on the proposals at the Meeting, whether or not the shareholder has a “personal interest” in such proposals; otherwise, a shareholder’s vote will not be counted for the purposes of such proposals. We are unaware of any shareholder that would be deemed to be a controlling shareholder of the Company as of the date of this proxy statement for purposes of Proposals 2B, 3B and 5. A shareholder who signs and returns a proxy card will be deemed to have confirmed that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 2B, 3B and 5 and does not have a “personal interest” in Proposals 2B, 3B and 5, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on October 31, 2024. Any such written notice must be sent to the Company via registered mail at the Company Offices at 14 Einstein Street, Ness Ziona, Israel 7403618; Attention: Chief Financial Officer. All other shareholders voting on Proposals 2B, 3B and 5 are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to us, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. You may also revoke your proxy and change your vote at any time before the final vote at the Meeting by voting again via the Internet or by telephone, as applicable.

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If your shares are held via a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy card, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office not later than 7:00 p.m. Israel time, on October 28, 2024, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, email, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth certain information as of August 31, 2024 (unless otherwise indicated below) regarding the beneficial ownership by: (i) each of our current directors and director nominees; and (ii) all of our current directors and executive officers as a group. The percentage of ordinary shares beneficially owned is based on 21,406,031 ordinary shares issued and outstanding as of August 31, 2024.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (“SEC”) and is generally based on whether a person has voting or investment power with respect to the securities. Ordinary shares of the Company that may be acquired by an individual or group pursuant to the exercise of the Company’s outstanding options, RSUs, warrants or other rights held by such individual or group that are exercisable or will become exercisable within 60 days of August 31, 2024 are deemed beneficially owned by such individual or group, and such shares are additionally deemed outstanding for the purposes of computing the percentage of ordinary shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of ordinary shares beneficially owned by any other individual or group shown in the table.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Directors and Director Nominees
Shai Novik(1)	1,706,125	7.64%
Roger Pomerantz, M.D.(2)	37,500	*
Avri Havron, Ph.D.(3)	235,266	1.10%
Gili Hart, Ph.D.(4)	72,400	*
Brian Schwartz, M.D.(5)	33,963	*
Andrew Singer	—	—
All directors and executive officers as a group (8 persons)	2,296,267	10.11%

____________

*        Less than 1% of our outstanding ordinary shares.

(1)      Includes 932,092 shares underlying options currently exercisable or exercisable within 60 days from August 31, 2024, of which 132,979 options expire in January 2025 and have an exercise price of $2.69, 145,238 options expire in December 2027 and have an exercise price of $6.22, 250,000 options expire in May 2030 and have an exercise price of $3.66, 250,000 options expire in May 2031 and have an exercise price of $12.23 and 153,875 options expire in November 2032 and have an exercise price of $5.34.

(2)      Includes 37,500 ordinary shares underlying options currently exercisable or exercisable within 60 days from August 31, 2024, which expire in November 2032 and have an exercise price of $5.967.

(3)      Includes 54,038 ordinary shares underlying options currently exercisable or exercisable within 60 days from August 31, 2024, of which 53,192 expire in January 2025 and have an exercise price of $2.69 and 846 options expire in November 2032 and have exercise price of $5.34.

(4)      Includes 67,336 ordinary shares underlying options currently exercisable or exercisable within 60 days from August 31, 2024, of which 66,490 expire in January 2025 and have an exercise price of $2.69 and 846 options expire in November 2032 and have exercise price of $5.34.

(5)      Includes 31,221 ordinary shares underlying options currently exercisable or exercisable within 60 days from August 31, 2024, of which 30,375 expire in November 2030 and have an exercise price of $9.02 and 846 options expire in November 2032 and have exercise price of $5.34.

Board Diversity Matrix

The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4		1

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

Board Practices, Corporate Governance and Compensation of Executive Officers and Directors

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024 (which we refer to as our “2023 Form 20-F”), contains information regarding compensation paid to our directors and officers with respect to 2023, including information concerning the annual compensation earned by our five most highly compensated executive directors and officers during 2023. Item 6.C of our 2023 Form 20-F (“Board Practices”) contains additional information regarding our Board of Directors, its committees and our corporate governance practices. We encourage you to review those portions of our 2023 Form 20-F.

PROPOSAL 1
ELECTION OF DIRECTORS

Background

Under our Articles of Association, the number of directors on our Board of Directors shall be at least five but not more than 11. Our Board of Directors is currently composed of six directors and includes Mr. Shai Novik (Executive Chairman), Dr. Roger Pomerantz (Vice Chairman), Dr. Abraham (Avri) Havron, Dr. Gili Hart, Dr. Brian Schwartz and Mr. Andrew Singer. All of our currently serving directors were elected to serve in such capacity at our 2023 annual general meeting of shareholders. Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment or election (unless the tenure of such director expires earlier, or a director resigns or is removed from office pursuant to the Companies Law).

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the directors’ nomination process, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election by our shareholders.

At the Meeting, shareholders will be asked to re-elect each of our currently serving directors: Shai Novik (Executive Chairman), Dr. Roger Pomerantz (Vice Chairman), Dr. Abraham (Avri) Havron, Dr. Gili Hart, Dr. Brian Schwartz and Andrew Singer. If elected at the Meeting, each of the director nominees will serve until the next annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law. Subject to shareholder approval of the election of the director nominees, our Board of Directors will consist of six members, five of whom satisfy the independence requirements of the Nasdaq Listing Rules.

We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical, clinical, and financial experience. In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our Company, taking into consideration our Company’s size and special needs.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Director	Age	Principal Occupation
Shai Novik	58

Shai Novik has served as the Company’s Executive Chairman of the Board of Directors since 2014. Mr. Novik previously founded PROLOR Biotech in 2005 and served as its President until 2013. PROLOR Biotech was listed on the NYSE in 2010 and was sold in 2013, in a $560 million transaction. Mr. Novik executed a strategic partnership with Pfizer for PROLOR’s lead drug product, Ngenla®, and Pfizer continued with the clinical development of two-Phase III trials. Ngenla® recently obtained marketing approvals in 43 countries, including Australia, Canada, Japan, Europe & USA. Mr. Novik is the co-founder and a board member of Cortex Therapeutics, which is focused on developing and commercializing prescription digital therapies for patients with age-related diseases including macular degeneration (AMD) and dementia. Mr. Novik received his M.B.A. degree, with distinction, from Cornell University.

Director	Age	Principal Occupation
Roger Pomerantz, M.D.	67

Roger Pomerantz, M.D. has served as a director and Vice Chairman of the Board of Directors since May 2022. Dr. Pomerantz has served as Chairman of the board of directors and Chief Executive Officer of ContraFect Corporation (Nasdaq: CFRX), a clinical-stage biotechnology company, since April 2019. Prior to that, Dr. Pomerantz served as Vice Chairman of the board of directors of ContraFect Corporation since May 2014. From November 2013 to December 2019, Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics, Inc. (Nasdaq: MCRB), a biotechnology company, and as its President and Chief Executive Officer from June 2014 to January 2019. From 2011 to 2013, Dr. Pomerantz formerly served as the Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc., where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, Dr. Pomerantz served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. Dr. Pomerantz joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz serves as Chairman of the board of directors of the public companies Collplant Biotechnologies Ltd. (Nasdaq: CLGN) since 2021, Indaptus Therapeutics, Inc. (Nasdaq: INDP) since 2021 and Viracta Therapeutics Inc. (Nasdaq: VIRX) since 2020. Dr. Pomerantz also serves as Chairman of the board of directors of the private company Silicon Therapeutics Inc. since 2019, and a member of the board of the private companies X-VAX Technology, Inc. since 2019 and VerImmune since 2020. Previously, Dr. Pomerantz served on the board of directors of public companies Rubius Therapeutics from 2014 to 2019 and Evelo Therapeutics from 2015 to 2016. Dr. Pomerantz received his B.A. in Biochemistry from Johns Hopkins University and his M.D. from the Johns Hopkins School of Medicine. Dr. Pomerantz received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. Dr. Pomerantz was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at Thomas Jefferson University and Medical School. Dr. Pomerantz has developed nine drugs approved world-wide in important diseases, including HIV, HCV, and tuberculosis.

Abraham (Avri) Havron, Ph.D.	77

Abraham (Avri) Havron, Ph.D., has served as a director since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 44-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than Euro 1.0 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of eight biopharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin, recombinant long-acting human growth hormone (Ngenla), a botanical burn debridement agent (Nexxobrid) and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science and served as a Research Fellow at Harvard Medical School, Department of Radiology. Dr. Havron served as a director of Kamada Ltd. (KMDA) from 2010 to 2018, and PamBio Ltd., a private biotech company, from 2016 to 2019. Dr. Havron also currently serves on the board of directors of CollPlant Biotechnologies Ltd. (CLGN), which position he has held since 2016.

Director	Age	Principal Occupation
Gili Hart Ph.D.	49

Gili Hart, Ph.D., has served as a director since 2014. Dr. Hart is a biotech executive and since 2020, has served as the chief executive officer of SpilSense Ltd., a clinical stage company focused on transformative RNA-based treatments for pulmonary diseases. Dr. Hart has extensive experience in preclinical, clinical and global regulatory strategic planning, partnering with large-pharma, and financing. In addition, Dr. Hart brings broad experience in managing critical global programs ranging from discovery phase through Phase 3 clinical trials. Previously, Dr. Hart served as the chief executive officer of Mitoconix Bio (2017 – 2019), the General Manager of OPKO Biologics (2014 – 2017) and as VP of Pre-clinical and Clinical Pharmacology at PROLOR Biotech (2007 – 2013). During 2005 – 2007, Dr. Hart was a Research Fellow at Yale University’s School of Medicine. Dr. Hart holds Ph.D. and M.Sc. degrees, cum laude, from the Weizmann Institute of Science and a M.Sc. degree in Biotechnology Engineering, summa cum laude, from the Technion — Israel Institute of Technology. Dr. Hart has published numerous papers and patents; her scientific work is focused on autoimmunity diseases as well as on B and T cell maturation and migration that can directly affect inflammation and immune conditions.

Brian Schwartz, M.D.	62

Brian Schwartz, M.D., has served as a director since December 2020. Dr. Schwartz has wide-ranging experience as a drug development expert in pharmaceutical and biotechnology industries, spanning several therapeutic areas including oncology, hematology, dermatology, neurology and rare diseases. During the past decade Dr. Schwartz has served as Senior Vice President, Head of Research & Development and Chief Medical Officer of ArQule Inc., which was acquired for $2.7 billion by Merck & Co. in 2020. Prior to ArQule, Dr. Schwartz was CMO at ZIOPHARM Oncology Inc. (Nasdaq: ZIO), and previously held several senior leadership roles at Bayer AG and LEO Pharma. The majority of Dr. Schwartz’s achievements have been in oncology, encompassing the development of targeted, cytotoxic agents and immunotherapy. Dr. Schwartz has been involved with a number of drug approvals, including sorafenib at Bayer, which has been used as a foundation for a number of initiatives in U.S. based cancer/rare disease focused biotechnology companies. At ArQule and Ziopharm, Dr. Schwartz was a key member of the management team and managed diverse interdisciplinary teams to prepare multiple successful New Drug Applications (NDA), numerous Investigational New Drug (IND) applications, preclinical and clinical drug development programs. Dr. Schwartz has acquired knowledge and experience of medical affairs, cooperative oncology group, investors relations, partnering and capital raising. From 2020 to 2023, Dr. Schwartz served as a member of the board of directors of Mereo Biopharma Group plc (Nasdaq: MREO). Dr. Schwartz currently serves as a member of the board of directors of Cyclacel Pharmaceutical Inc (Nasdaq: CYCC) and Infinity Pharmaceuticals Inc. (Nasdaq: INFI). In addition, Dr. Schwartz serves as an advisor, SAB member and independent consultant for numerous private biotech and investment companies. Dr. Schwartz received his medical degree from the University of Pretoria, South Africa.

Andrew Singer	53

Andrew Singer has served as a director since April 2023. Mr. Singer is currently a corporate strategy consultant to biotech companies through his firm, Fika Bio Consulting Inc. Prior to that, Mr. Singer was a Managing Director at Credit Suisse from 2019 to 2023, ultimately named Head of West Coast Biotechnology Investment Banking. Before joining Credit Suisse, Mr. Singer was a Managing Director in Biotechnology Investment Banking at Wells Fargo from 2017 to 2019. Prior to joining Wells Fargo, Mr. Singer was Executive Vice President and Chief Financial Officer of Epizyme Inc., an oncology drug discovery and development company, from 2015 to 2017. At Epizyme, Mr. Singer’s responsibilities included finance, business development, alliance management and corporate communications. From 2004 to 2015, Mr. Singer progressed from Vice President to Managing Director in the life sciences investment banking group of RBC Capital Markets. Mr. Singer is also a member of the board of directors of the J.F. Kapnek Trust. Mr. Singer holds a B.A. degree in East Asian studies from Yale University and M.B.A. degree from the Harvard Business School.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should any nominee(s) be unavailable for election, the proxies will be voted for substitute nominee(s) designated by our Board of Directors.

As approved by our shareholders at the 2021 annual general meeting of shareholders, if elected at the Meeting, the non-executive directors (namely, all directors other than Mr. Novik) will be paid an annual fee of NIS 71,435 (approximately $19,307) and per-meeting fee of NIS 3,113 (approximately $841) until June 30, 2025, which amounts will increase annually by 25% thereafter up to the maximum fixed amount payable from time to time by us under the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. For details regarding Mr. Novik’s compensation, as currently in effect and as proposed to be amended at the Meeting, see our 2023 Form 20-F and Proposal 4 below. In addition, if elected at the Meeting, the director nominees shall continue to benefit from the indemnification and exculpation agreement previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time.

Proposal

Our shareholders are being asked to elect each of the director nominees named above to serve until our next annual general meeting of our shareholders and until his or her respective successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the election of each of the director nominees named above.

PROPOSAL 2
APPROVAL OF EXTENSION OF EXERCISE PERIOD OF OPTIONS OF CERTAIN DIRECTORS AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, which is consistent with a company’s compensation policy, (i) to a director, requires the approval of the compensation committee, board of directors and shareholders, in that order; and (ii) to a chief executive officer, requires the approval of the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

Between 2015 to 2019, our Compensation Committee, Board of Directors and shareholders approved the following equity awards to certain of our currently serving directors (namely, Mr. Shai Novik, Dr. Abraham (Avri) Havron and Dr. Gili Hart): (i) currently outstanding options to purchase an aggregate 252,661 ordinary shares, with an exercise price of $2.69, which expire in January 2025; and (ii) currently outstanding options to purchase an aggregate 145,238 ordinary shares, with an exercise price of $6.22, which expire in December 2027 (together the “Director Outstanding Options”). Additionally, in 2019, our Compensation Committee, Board of Directors and shareholders approved the award to Dr. Oren Hershkovitz, our Chief Executive Officer, of options to purchase an aggregate 150,000 ordinary shares outstanding as of the date hereof, with an exercise price of $8.19 which expire in November 2029 (the “CEO Outstanding Options”, and together with the Director Outstanding Options, the “Outstanding Options”).

Each of our Compensation Committee and Board of Directors approved and recommended, subject to shareholder approval, an amendment to the terms of the Outstanding Options, such that the exercise period of the Outstanding Options shall be extended and shall expire on December 31, 2033. Each of our Compensation Committee and Board of Directors believes that such an amendment to the terms of the Outstanding Options would be appropriate to preserve the long-term incentive underlying the options granted to our directors and our Chief Executive Officer and to further align their compensation with the long-term interests of our shareholders.

Each of our Compensation Committee and Board of Directors determined that the proposed amendment to the terms of the Outstanding Options is consistent with our Company’s Amended and Restated Compensation Policy for Company Officer Holders, as approved by our shareholders in June 2020 and amended in November 2021 (the “Compensation Policy”) and with our Amended and Restated Compensation Policy for Company Officer Holders, as proposed to be adopted at the Meeting under Proposal 5.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

2A: “RESOLVED, to approve the extension of the term of the Director Outstanding Options, such that the exercise period of the Director Outstanding Options shall expire on December 31, 2033.”

2B: “RESOLVED, to approve the extension of the term of the CEO Outstanding Options, such that the exercise period of the CEO Outstanding Options shall expire on December 31, 2033.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the extension of the term of the Outstanding Options.

PROPOSAL 3
APPROVAL OF GRANT OF RESTRICTED SHARE UNITS, AS PARTIAL PAYMENT OF THE ANNUAL BONUS FOR 2023, INSTEAD OF A CASH PAYMENT, TO OUR EXECUTIVE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the payment of compensation, including equity-based compensation, which is consistent with a company’s compensation policy, (i) to a director, requires the approval of the compensation committee, board of directors and shareholders, in that order; and (ii) to a chief executive officer, requires the approval of the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

In connection with the annual assessment of the 2023 performance bonuses of our employees and executives by our Compensation Committee and Board of Directors, our Executive Chairman and Chief Executive Officer proposed that 50% of the annual performance bonuses for the year ended December 31, 2023 be paid to our employees and executives in RSUs (which will vest over a period of four years), in lieu of a cash payment. Accordingly, the Compensation Committee and Board of Directors determined that it would be appropriate to approve the grant of RSUs as payment for 50% of the annual bonuses for the year ended December 31, 2023 (the “2023 Non-Cash Bonus Amount”), instead of a cash payment, to each of the Company’s employees and executives, including (subject to shareholder approval at the Meeting) our Executive Chairman and Chief Executive Officer, whose 2023 performance bonuses were based on predefined operating milestones, such as timely completion of clinical study milestones and cash savings. The Compensation Committee and Board of Directors determined that the number of RSUs to be granted to our employees and executives shall be calculated based on their respective 2023 Non-Cash Bonus Amounts and a price of $1.299 per ordinary share (which is equal to the average closing price of the Company’s ordinary shares on the Nasdaq Capital Market during the 30 trading days prior to the date of the approval of the RSU awards by the Board of Directors), multiplied by three on account of volatility risk. Accordingly, our Board of Directors approved, subject to shareholder approval at the Meeting, the award of 432,143 RSUs to the Executive Chairman and 84,715 RSUs to the Chief Executive Officer. According to the Company’s standard vesting schedule, the RSUs will vest over a period of four years, such that 25% of the RSUs shall vest on each of the four anniversaries of the date of grant, subject to each such individual’s continued service in such capacity on each applicable vesting date. The vesting of any outstanding RSUs shall fully accelerate upon a Transaction, as such term is defined in the Company’s Global Share Incentive Plan (2019) (the “2019 Plan”). If approved at the Meeting, the RSUs will be granted to the Executive Chairman and the Chief Executive Officer under and shall be subject to the 2019 Plan and the applicable award agreements to be entered into with each of them and shall be granted pursuant to the capital gains track of Section 102 of the Israeli Income Tax Ordinance [New Version] 5721-1961. Our Compensation Committee and Board of Directors also determined that if this Proposal 3 is not approved at the Meeting, the Executive Chairman’s and Chief Executive Officer’s respective 2023 performance bonuses shall be paid entirely in cash.

Each of our Compensation Committee and Board of Directors determined that the award of the RSUs to each of the Executive Chairman and the Chief Executive Officer is consistent with the Compensation Policy and the Amended and Restated Compensation Policy for Company Officer Holders, as proposed to be adopted at the Meeting under Proposal 5.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

3A: “RESOLVED, to approve the grant of RSUs to the Company’s Executive Chairman, as partial payment of his annual bonus for the year ended December 31, 2023, in such amount and on such terms as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.”

3B: “RESOLVED, to approve the grant of RSUs to the Company’s Chief Executive Officer, as partial payment of his annual bonus for the year ended December 31, 2023, in such amount and on such terms as described in Proposal 3 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the grant of RSUs, as partial payment of the annual bonus for the year ended December 31, 2023, to each of the Company’s Executive Chairman and Chief Executive Officer.

PROPOSAL 4
APPROVAL OF AMENDMENT TO CHAIRMAN AGREEMENT

Background

Under the Companies Law, arrangements regarding the compensation of a director that are consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.

Our Executive Chairman, Mr. Shai Novik, has served on the Company’s Board of Directors since March 2014. For details regarding our Executive Chairman’s professional background and experience, see Proposal 1. On September 7, 2018, we entered into an agreement for the retention of our Executive Chairman, which was subsequently amended at meetings of our shareholders held in June 2020 and November 2021 (as amended, the “Chairman Agreement”). In accordance with the Chairman Agreement, since the transaction in 2019 pursuant to which the Company became subject to U.S. public reporting requirements, the Company has paid our Executive Chairman a fixed annual base retainer of $350,000 (the “Base Retainer”), in equal monthly installments in New Israeli Shekels (“NIS”), and associated performance bonuses, plus expenses. In accordance with the amendment to the Chairman Agreement approved by our shareholders in November 2021, the Base Retainer is paid in NIS calculated based on a fixed U.S. dollar/NIS exchange rate of 1 USD = NIS 3.581 (the “Exchange Rate”).

In connection with the annual assessment of the compensation of our executive officers by our Compensation Committee and Board of Directors, our Compensation Committee and Board of Directors approved, subject to shareholder approval at the Meeting, the following amendments to the Chairman Agreement, which would be effective as of and for the year ending December 31, 2024: (A) an increase of the Base Retainer to $420,000, payable in equal monthly installments (the “Updated Base Retainer”); and (B) an amendment to the Exchange Rate to the higher of (i) the then prevailing U.S. dollar/NIS exchange rate and (ii) 1 USD = NIS 3.581 (the “Updated Exchange Rate”). Other than as described, no additional changes are proposed to be made to the Chairman Agreement.

In making its recommendations, our Compensation Committee and Board of Directors considered several factors, including that the Executive Chairman’s cash compensation has remained unchanged since 2019, despite the high inflation rates in Israel during the period since then, and that as a result of the depreciation of the NIS against the U.S. dollar due to the current situation in Israel, the Exchange Rate no longer accurately reflects the average U.S. dollar/NIS exchange rate. In addition, each of our Compensation Committee and Board of Directors considered certain benchmark information in relation to peer group companies, as well as the provisions of our Compensation Policy and proposed Amended and Restated Compensation Policy for Company Office Holders (see Proposal 5).

Each of our Compensation Committee and Board of Directors determined that the Updated Base Retainer and the Updated Exchange Rate are consistent with the Compensation Policy and the Amended and Restated Compensation Policy for Company Officer Holders, as proposed to be adopted at the Meeting under Proposal 5.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve certain amendments to the Chairman Agreement, effective as of and for the year ending December 31, 2024, as set forth in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the certain amendments to the Chairman Agreement.

PROPOSAL 5
APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, an Israeli public company, including companies, such as Enlivex, that have shares dually traded on the TASE and on an exchange outside of Israel, is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”). In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances since the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Companies Law.

The Compensation Policy, which was adopted by our shareholders at our annual general meeting of shareholders held in June 2020 and amended by our shareholders at our annual general meeting held in November 2021, was drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our officers and directors, its components, the maximum values for the various components of compensation and the method for determining compensation.

In accordance with the Israeli law requirement that the Compensation Policy be reviewed and readopted at least once every three years, our Compensation Committee conducted a review of the Compensation Policy prior to recommending to the Board of Directors the changes to the Compensation Policy described in this Proposal 5. In connection with such review, the Compensation Committee reviewed and considered certain benchmark information in relation to peer group companies, as well as the relevant matters and provisions set forth in the Companies Law and regulations promulgated thereunder relating to compensation policies and executive compensation and positions of the ISA with respect to compensation policies. Based on the foregoing review and considerations, our Compensation Committee recommended, and our Board of Directors subsequently approved, an Amended and Restated Compensation Policy for Company Office Holders, in the form attached as Appendix A (the “Amended and Restated Compensation Policy”).

Generally, the terms of the Amended and Restated Compensation Policy remain substantially similar to the current Compensation Policy; however, in view of current market practices, and in order to conform with current applicable laws and regulatory guidance relating to executive compensation and compensation policies, our Board of Directors approved the adoption of certain amendments to the Compensation Policy, upon the recommendation of the Compensation Committee.

The primary changes proposed to be implemented in the Amended and Restated Compensation Policy, in comparison to the Compensation Policy, are described below. The following description of the proposed amendments to the Compensation Policy, as set forth in the Amended and Restated Compensation Policy, is only a summary of the amendments and is qualified in its entirety by reference to the full text of the Amended and Restated Compensation Policy, a copy of which is attached as Appendix A hereto.

Proposed Changes to the Compensation Policy

•        Inclusion of the ratio between fixed components and variable components, as required under the Companies Law, providing that the total amount of the annual bonus and equity-based compensation of each of the Executive Chairman, Chief Executive Officer and other executive officers shall not exceed 97% of his or her total compensation on an annual basis.

•        Inclusion of a provision providing that an immaterial change, or aggregate changes, to the terms of office and engagement of an executive who is subordinate to the Chief Executive Officer may be approved by the Chief Executive Officer, provided that the amended terms are in accordance with the Compensation Policy and such change, or such aggregate changes, do not exceed an amount equal to 10% of the annual compensation of such executive (as compared to the terms of office and engagement approved by the Compensation Committee and Board of Directors), in accordance with the relief provided under relief regulations promulgated under the Companies Law.

•        Update of the provision regarding severance grants to provide that the Company may award a severance grant to the Chairman of the Board of Directors, in addition to the Chief Executive Officer and executives subordinate to the Chief Executive Officer. The maximum amount of the severance grant remains unchanged at 12 months of salary or fees (as applicable) plus any guaranteed bonuses.

•        With respect to annual cash bonuses of executives: (i) expansion of the list of measurable criteria for purposes of the measurable component of the annual bonus plans; and (ii) inclusion of a provision providing that, in special circumstances (e.g., regulatory changes, significant changes in the Company’s business environment, a significant organizational change, a significant merger and acquisition event, etc.), the Compensation Committee and Board of Directors may modify the measurable criteria or their relative weights during the fiscal year, as permitted under the Companies Law.

•        The terms for the procurement, extension or renewal of directors’ and officers’ liability insurance by our Compensation Committee, in reliance on an exemption from shareholder approval under relief regulations promulgated under the Companies Law, have been amended to remove the maximum annual premium and maximum deductible, consistent with guidance of the ISA regarding compensation policies. There is no change to the maximum limit of liability of $125 million.

•        The maximum amount of indemnification that may be awarded to directors and officers has been removed from the Compensation Policy, consistent with common practice. As required under the Companies Law, this maximum amount is included in the form of the indemnification letter provided to our directors and officers.

If the Amended and Restated Compensation Policy is approved and adopted by our shareholders at the Meeting, it shall become effective as of the date of the Meeting and may remain in effect for up to three years and shall be subject to periodic assessments by our Compensation Committee and our Board of Directors in accordance with the Companies Law. In the event that the shareholders do not approve the Amended and Restated Compensation Policy, under the Companies Law, the Board of Directors may approve the Amended and Restated Compensation Policy even if the shareholders object to its approval, provided that the Compensation Committee and thereafter the Board of Directors decide that the approval of the Amended and Restated Compensation Policy, despite the objection of the shareholders, is in the best interests of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and adopt the Amended and Restated Compensation Policy for executive officers and directors in the form attached as Appendix A to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the Amended and Restated Compensation Policy.

PROPOSAL 6
RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Background

Yarel & Partners, Certified Public Accountants, a member of BKR International, has served as the Company’s auditors since 2013. Except for serving as the Company’s auditor, there is no other affiliation between such firm and the Company.

At the Meeting, shareholders will be asked to approve the re-appointment of Yarel & Partners as the Company’s independent registered public accountants for the fiscal year ending December 31, 2024 and for such additional period until our next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board of Directors, and our Board of Directors approves the compensation of Yarel & Partners for audit and other services, in accordance with the volume and nature of their services. For the year ended December 31, 2023, we paid Yarel & Partners $126,000 for audit services, $13,000 for audit-related fees and $17,000 for tax services.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as our independent registered public accounting firm for the year ending December 31, 2024.

REVIEW OF THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023 were filed together with our 2023 Form 20-F with the SEC and is available at the SEC’s website, www.sec.gov, the ISA’s website at www.magna.isa.gov.il and the TASE’s website at http://maya.tase.co.il, as well as under the “Investor Relations” portion of our website at www.enlivex.com. This item will not involve a vote by the shareholders. None of the audited financial statements, the 2023 Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be transacted at the Meeting other than those described in this proxy statement. If any other matters are properly brought before the Meeting, it is intended that the persons named as proxies in the enclosed form of proxy will vote upon such matters, pursuant to their discretionary authority, in accordance with their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor Relations” portion of our website at www.enlivex.com. The contents of the foregoing websites do not form part of the proxy solicitation material with respect to the Meeting.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors
/s/ Shai Novik
Shai Novik Executive Chairman of the Board of Directors

September 11, 2024